_____________________
File No. 813-366
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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AMENDMENT NO. 6
TO
APPLICATION FOR AN ORDER
UNDER SECTIONS 6(b) AND 6(e)
OF THE INVESTMENT COMPANY ACT OF 1940

of

BLACKROCK, INC.
and
BLACKROCK ENERGY OPPORTUNITY (EMPLOYEES) FUND, L.P.
BLACKROCK ENERGY OPPORTUNITY FUND GP, LLC
VESEY STREET EMPLOYEE FUND IV, L.P.
BLACKROCK DIVPEP IV, LLC
BLACKROCK CAPITAL MANAGEMENT, INC.
BLACKROCK INVESTMENT MANAGEMENT, LLC

(Exact name of applicant as specified in charter)

Forty East Fifty-Second Street
New York, New York 10022
(Address of principal executive offices)

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Copies of all Communications and Orders to:

Howard B. Surloff, Esq. BlackRock, Inc. 40 East 52nd Street New York, New York 10022	Thomas A. DeCapo, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston St. Boston, Massachusetts 02116

Application pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order granting exemptions from certain provisions of the 1940 Act.

This Application (including Exhibits)
consists of 76 pages.

TABLE OF CONTENTS

PAGE

APPLICATION		3
I.	STATEMENT OF FACTS	6
	Organization of the Partnerships	6
	Purposes	9
	Eligible Employees	9
	Terms of the Partnerships	17
	Registration of the Investment Advisers Pursuant to the Advisers Act	25
	Investments and Operations	25
	Reports and Accounting	33
II.	REQUEST FOR ORDER	35
III.	APPLICANT'S CONDITIONS	57
IV.	CONCLUSION	62

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________________________

AMENDMENT NO. 6

to

APPLICATION

FOR AN ORDER

of

BLACKROCK, INC.

and

BLACKROCK ENERGY OPPORTUNITY (EMPLOYEES) FUND, L.P.
BLACKROCK ENERGY OPPORTUNITY FUND GP, LLC
VESEY STREET EMPLOYEE FUND IV, L.P.
BLACKROCK DIVPEP IV, LLC
BLACKROCK CAPITAL MANAGEMENT, INC.
BLACKROCK INVESTMENT MANAGEMENT, LLC

__________________________

Application pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order granting exemptions from certain provisions of the 1940 Act.

BlackRock, Inc., a Delaware corporation ("BlackRock"), BlackRock Energy Opportunity (Employees) Fund, L.P., a Delaware limited partnership (the "Energy Fund"), Vesey Street Employee Fund IV, L.P., a Delaware limited partnership (the "Vesey Street Fund" and, together with the Energy Fund, the "Existing Partnerships"), BlackRock Energy Opportunity Fund GP, LLC, a

Delaware limited liability company, as general partner to the Energy Fund (the "Energy Fund GP"), BlackRock DivPEP IV, LLC, a Delaware limited liability company, as general partner to the Vesey Street Fund (the "Vesey Street Fund GP" and, together with the Energy Fund GP, the "Existing Partnership GPs"),  BlackRock Capital Management, Inc., a Delaware Corporation, as investment manager to the Energy Fund ("BCM"), and BlackRock Investment Management, LLC, a Delaware limited liability company, as investment manager to the Vesey Street Fund ("BIM", and collectively with BlackRock, the Existing Partnerships, the Existing Partnership GPs and BCM, the "Applicants"), hereby request an order of the Securities and Exchange Commission (the "Commission") pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the "1940 Act"), exempting the Existing Partnerships as well as one or more limited partnerships, limited liability companies, corporations, business trusts, other entities organized under the laws of the State of Delaware or any other U.S. or non-U.S. jurisdiction or any other "issuer" (as defined in Section 2(a)(22) of the 1940 Act), which will in the future be, organized for the benefit of any Eligible Employee, Plan Interest Holder and/or Qualified Participant, each as defined and described in this Application (each such entity, a "Future Partnership" and together with the Existing Partnerships, the "Partnerships"), from all provisions of the 1940 Act and the rules and regulations thereunder, except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder ("Rules and Regulations").  With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations

thereunder, and Rule 38a-l under the 1940 Act, Applicants request a limited exemption as set forth in this Application.  Such order, if granted, shall be referred to herein as the "Order."
No form having been prescribed by the Commission for the Order requested herein, the Applicants proceed under Rule 0-2 of the rules and regulations under the 1940 Act.
The Partnerships have been or will be established primarily for the benefit of key employees of BlackRock or of any affiliate  (an "Affiliate") within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934 (the "1934 Act") of BlackRock (all such Affiliates being subsidiaries of BlackRock, and together with BlackRock being hereinafter referred to collectively as the "BlackRock Group" and individually as a "BlackRock Group entity") as part of a program designed to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the BlackRock Group's recruitment of high caliber professionals.  No entity "upstream" of BlackRock intends to rely on the requested order.
All partners or members of, or other investors in (the "Partners"), the Partnerships other than the applicable general partner (the "Limited Partners") will be informed that (i) interests in the Partnerships will be sold in transactions exempt under Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"),1 or Regulation D promulgated thereunder ("Regulation D") and thus
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1 Limited Partners that are Plan Interest Holders (as defined below) will be informed that interests in the applicable Partnership will be sold to Eligible Employees (as defined below) in this manner
(cont’d)

offered without registration under, and without the protections afforded by the 1933 Act, and (ii) the Partnerships will be exempt from most provisions of the 1940 Act and from the protections afforded thereby.
The Applicants believe that, in view of the facts described below and the conditions contained in this Application, concerns of abuse of investors and overreaching, which the 1940 Act was designed to prevent, will not be present.
The Applicants state that the Existing Partnerships and any Future Partnerships offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination of this Application by the Commission will comply with all the terms and conditions stated in the most recent version of this Application filed with the Commission.

I.	STATEMENT OF FACTS

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:

Organization of the Partnerships

The BlackRock Group provides investment management, risk management and advisory services to institutional and retail clients around the world.  The BlackRock Group manages assets on behalf of institutions and
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(cont’d from previous page)
and that, as Plan Interest Holders, interests in the applicable Partnership they receive will similarly be unregistered under the 1933 Act, but that their receipt of interests in the applicable Partnership will be without payment and awarded based on an opinion of counsel that such awards are not sales within the meaning of Section 2(a)(3) of the 1933 Act.

individuals through a variety of equity, fixed income, cash management, alternative investment and other products.
The BlackRock Group will control the Partnerships within the meaning of Section 2(a)(9) of the 1940 Act.  The General Partner of each Partnership is or will be a BlackRock Group entity.  Each of the Partnerships is or will be a limited partnership, limited liability company, corporation, business trust, other entity organized under the laws of the State of Delaware or any other U.S. or non-U.S. jurisdiction or will otherwise be an "issuer" within the meaning of Section 2(a)(22) of the 1940 Act.  Certain Partnerships may be organized under the laws of a non-U.S. jurisdiction to address any tax, legal and regulatory considerations applicable to the BlackRock Group's non-U.S. employees or the nature of the investment program.  The term "General Partner" shall hereinafter refer to any BlackRock Group entity which acts as the general partner, manager or the equivalent of a Partnership.
The BlackRock Group, the General Partners, the Investment Advisers (as defined below), the members of any Investment Committee (as defined below), and any employee, officer or director of the BlackRock Group who acts for or on behalf of the Partnerships, will act in the best interest of the Partnerships and the Limited Partners.

Existing Partnerships

The Energy Fund was formed on April 9, 2007 as a limited partnership organized under the laws of the State of Delaware.  The Energy Fund GP acts as General Partner to the Energy Fund.  The Energy Fund invests concurrently with

BlackRock Energy Opportunity Master Fund, L.P., a BlackRock Third Party Fund (as defined below), which seeks to achieve long term capital appreciation through various types of non-control investments in companies primarily engaged in the energy and natural resource industries.  The Energy Fund is no longer accepting additional investors.
BCM, an indirect wholly-owned subsidiary of BlackRock, serves as Investment Adviser (as defined below) for the Energy Fund and provides portfolio management, research and administrative services for the Energy Fund on such terms and subject to such conditions as the Energy Fund GP may proscribe.
The Vesey Street Fund was formed on November 3, 2008 as a limited partnership organized under the laws of the State of Delaware.  The Vesey Street Fund GP acts as General Partner to the Vesey Street Fund.  The Vesey Street Fund invests concurrently with Vesey Street Fund IV, L.P. , a BlackRock Third Party Fund (as defined below), and other associated BlackRock Group entities to give investors globally diversified exposure to the private equity asset class.  The Vesey Street Fund is no longer accepting additional investors.
BIM, an indirect, wholly-owned subsidiary of BlackRock, serves as Investment Adviser (as defined below) of the Vesey Street Fund and provides portfolio management, research and administrative services for the Vesey Street Fund on such terms and subject to such conditions as the Vesey Street Fund GP may proscribe.

Purposes

BlackRock has formed and intends to continue to form Partnerships to enable Eligible Employees of the BlackRock Group, Plan Interest Holders and Qualified Participants of Eligible Employees (in each case, as defined below) to pool their investment resources and to receive the benefit of certain investment opportunities that come to the attention of the BlackRock Group without the necessity of having each investor identify such opportunities and analyze their investment merit.  In addition, the pooling of resources should allow the investors diversification of investments and participation in investments which usually would not be offered to them as individual investors.  Each Partnership is or will be an "employees' securities company" as defined in Section 2(a)(13) of the 1940 Act.

Eligible Employees

An "Eligible Employee" is either (a) an individual who (i) is a current or former employee, officer or director2 or current Consultant (as defined below) of any member of the BlackRock Group and (ii) except for a maximum of 35 employees described in this Application and the Managing Employees (as defined below), meets the standards of an "accredited investor" under Rule 501(a) of Regulation D or (b) an entity that (i) is a current Consultant of the BlackRock
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2 In order for a current or former officer or director of any member of the BlackRock Group to be an "Eligible Employee", such current or former officer or director must be an employee or former employee of any member of the BlackRock Group.

Group and (ii) meets the standards of an "accredited investor" under Rule 501(a) of Regulation D.
With the exception of Plan Interest Holders, defined and described below, Limited Partner interests, membership interests or similar ownership interests in Partnerships ("Interests") will be, or were, offered without registration in transactions under a claim of exemption pursuant to Section 4(2) of the 1933 Act or Regulation D thereunder and will be sold only (i) to Eligible Employees, (ii) at the request of Eligible Employees and in the discretion of the General Partner, to Qualified Participants of such Eligible Employees and (iii) to BlackRock Group entities.  Prior to offering Interests to an Eligible Employee or Qualified Participant, the General Partner must reasonably believe that each Eligible Employee who participates or requests that a related Qualified Participant be permitted to participate, in a Partnership will be a sophisticated investor capable of understanding and evaluating the risks of participating in such Partnership without the benefit of regulatory safeguards.3   In the case of a Consultant that is an entity, the General Partner will make this determination with respect to the persons who make the investment decision on behalf of the Consultant.  The General Partner may impose more restrictive suitability standards in its discretion.
Certain employees of the BlackRock Group who do not qualify as Eligible Employees may receive Interests as part of an employee benefit plan without payment in order to reward and retain these employees (each, a "Plan Interest
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3 Applicants acknowledge that all Eligible Employees must meet one of the qualifications for investment in the Partnership described below (see footnote 5 and accompanying text).

Holder").  The Partnerships will not register Interests awarded to Plan Interest Holders under the 1933 Act in reliance on an opinion of counsel that the awards of Interests are not sales within the meaning of Section 2(a)(3) of the 1933 Act.  No relief from the provisions of the 1933 Act is requested by the BlackRock Group with respect to the award of Interests to Plan Interest Holders.  Plan Interest Holders will not be required to meet the sophistication and salary requirements to which Eligible Employees are subject.
Unlike the award of Interests to Plan Interest Holders, participation in a Partnership will be voluntary on the part of Eligible Employees and Qualified Participants.  It is possible that Eligible Employees may be offered the opportunity to participate in Partnerships through deferred or bonus compensation programs pursuant to which they will be granted awards of Interests.
It is possible that a BlackRock Group entity may purchase Interests which it may award to Eligible Employees as bonus or similar compensation.  Interests so acquired by the BlackRock Group entity will be acquired from the Partnership at the same time and at the same price as Interests purchased by the Limited Partners and will be voted in proportion to the votes of the other Limited Partners.  The BlackRock Group entity may award these Interests at any time during the life of the Partnership to Eligible Employees as bonus or similar compensation.  Such awards may be subject to vesting arrangements that will provide that such Interests are initially unvested or partially vested and will vest over time at specified percentages and specified intervals, or upon the achievement of predetermined performance goals, or pursuant to a vesting arrangement to be determined by the BlackRock Group entity and disclosed to the Eligible Employee at the time of the award.  The bonus award of these Interests by the BlackRock Group entity will have no dilutive effect upon the Interests of already existing Limited Partners because the Interests will have already been issued and sold at the closing of the Partnership or purchased for not less than their net asset value.
In order to qualify as an "Eligible Employee", (a) an individual must (i) be a current or former employee, officer or director4 or current Consultant (as defined below) of the BlackRock Group and (ii) except for certain individuals who meet the definition of "knowledgeable employee" in Rule 3c-5(a)(4) under the 1940 Act as if the Partnerships were "Covered Companies" within the meaning of the rule ("Managing Employees") and a limited number of other employees of the BlackRock Group, meet the standards of an "accredited investor" under Rule 501(a) of Regulation D, or (b) an entity must (i) be a current Consultant of the BlackRock Group and (ii) meet the standards of an "accredited investor" under Rule 501(a) of Regulation D.5
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4 In order for a current or former officer or director of any member of the BlackRock Group to be an "Eligible Employee", such current or former officer or director must be an employee or former employee of any member of the BlackRock Group.

5 With respect to any Partnership, up to 35 employees may be permitted to invest in the Partnership if, at the time of the employee's investment in a Partnership, he or she is a Managing Employee or a Sophisticated Employee; provided, however, that if a Managing Employee meets the standards of an "accredited investor" under Rule 501(a) of Regulation D, such Managing Employee will not be counted toward this 35 employee limit. A "Sophisticated Employee" is an employee that (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment banking or similar business experience, and (c) has had reportable income from all sources of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources of at least $140,000 in each year in which such person will be committed to make investments in a Partnership. In addition, a Sophisticated Employee will not be permitted to invest in any year more than 10% of his or her income from all sources for the
(cont’d)

In the discretion of the General Partner and at the request of an Eligible Employee, Interests may be assigned by such Eligible Employee, or sold directly by the Partnership, to a Qualified Participant of an Eligible Employee.  In order to qualify as a "Qualified Participant," an individual or entity must (i) be an Eligible Family Member or Qualified Investment Vehicle (in each case as defined below) and (ii) if purchasing an Interest from a Partnership, come within one of the categories of an "accredited investor" under Rule 501(a) of Regulation D.  An "Eligible Family Member" is a spouse, parent, child, spouse of child, brother, sister or grandchild of an Eligible Employee, including step and adoptive relationships.  A "Qualified Investment Vehicle" is (i) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee, (ii) a partnership, corporation or other entity controlled by an Eligible Employee, or (iii) a trust or other entity established solely for the benefit of an Eligible Employee and/or one or more Eligible Family Members of an Eligible Employee.
The inclusion of partnerships, corporations or other entities that are controlled by Eligible Employees who are individuals in the definition of Qualified Investment Vehicle is intended to enable these individuals to make investments in the Partnerships through personal investment vehicles for the purpose of personal and family investment and estate planning objectives.  Accordingly, there is a close nexus between the BlackRock Group and the investment vehicle through the individual who controls the vehicle.
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(cont’d from previous page)
immediately preceding year in the aggregate in such Partnership and in all other Partnerships in which he or she has previously invested.

As a result of the requirements described above, Interests, with limited exceptions as described below, will be held by persons and entities with a close nexus to the BlackRock Group through employment or other ongoing relationship or family ties.  However, the status of an individual or entity as a Qualified Participant will not be affected by the termination of employment or other relationship of the relevant Eligible Employee, except under the circumstances described below under "Terms of the Partnerships."  Notwithstanding the foregoing or anything contrary in this Application, the General Partner or another member of the BlackRock Group will have the absolute right to purchase any Interest for its fair value if the General Partner determines in good faith that any Partner's continued ownership of such Interest jeopardizes such Partnership's status as an "employees' securities company" under the 1940 Act and as contemplated by this Application.
In addition, in order to further ensure that the close nexus between the Partners of a Partnership and the BlackRock Group is maintained, the terms of each Partnership Agreement (as defined below) for a Partnership will provide that any Eligible Family Member participating in such Partnership (either through direct beneficial ownership of an Interest or as an indirect beneficial owner through a Qualified Investment Vehicle) cannot, in any event, be more than two generations removed from an Eligible Employee.  If, to the knowledge of the General Partner, a person more than two generations removed (e.g., a great-grandchild) becomes the beneficial owner of an Interest, the Partnership will be required to repurchase the Interest from such person at fair value or otherwise cause such Interest to be transferred by such person for fair value to an Eligible Employee, Qualified Participant or BlackRock Group entity.
It is anticipated that, at the discretion of the General Partner, consultants or business or legal advisors of the BlackRock Group may be offered the opportunity to participate in the Partnerships, either directly or through a Qualified Participant of such consultant or advisor.  The BlackRock Group believes that persons or entities whom the BlackRock Group has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to the BlackRock Group ("Consultants") share a community of interest with the BlackRock Group and the BlackRock Group's employees.  In order to participate in the Partnerships, Consultants must be currently engaged by the BlackRock Group and will be required to be sophisticated investors who qualify as "accredited investors" under Rule 501(a) of Regulation D.  If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Partnership through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant or the activities of the Consultant in relation to the BlackRock Group and will be required to qualify as "accredited investors" under Rule 501(a) of Regulation D.  In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other

Eligible Employees who are employees, officers or directors of the BlackRock Group and who have an interest in maintaining an ongoing relationship with the BlackRock Group.  Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the General Partner and its Affiliates and/or the officers of the BlackRock Group responsible for making investments for the Partnerships similar to the access afforded other Eligible Employees who are employees, officers or directors of the BlackRock Group.  Accordingly, there is a close nexus between the BlackRock Group and such entities.
Interests will be non-transferable except with the prior written consent of the General Partner, and, in any event, no person or entity will be admitted into a Partnership as a Partner or allowed to continue to hold an Interest unless such person is (i) an Eligible Employee,  (ii) a Plan Interest Holder, (iii) a Qualified Participant of an Eligible Employee or (iv) a BlackRock Group entity.  Consequently, the limitations on the transferability of Interests assures that the community of interest among the Partners will continue through the life of the Partnership.
Once a Consultant's engagement with the BlackRock Group is terminated, or once an Eligible Family Member of an Eligible Employee ceases to be an Eligible Family Member, as of the date of such termination or cessation, such Consultant and its Qualified Participants, if any, or such Eligible Family Member, will not be permitted to contribute any additional capital to a Partnership and the existing Interests of such Consultant and its Qualified Participants, if any, or such

Eligible Family Member, will (i) to the extent the governing documents of a Partnership provide for periodic redemptions in the ordinary course, be redeemed as of the next regularly scheduled redemption date and (ii) to the extent the governing documents of a Partnership do not provide for such periodic redemptions (e.g., as a result of the vehicle primarily investing in illiquid investments), be retained.
Accordingly, given the nexuses among the Eligible Employees, their family members, Plan Interest Holders and the BlackRock Group and the mechanisms that will be in place to ensure that only those persons with a close affiliation with the BlackRock Group become and remain Limited Partners in a Partnership, the Applicants believe that the limitations on the class of persons who may subscribe for, acquire or hold Interests enables each such Partnership to qualify as an "employees' securities company" under Section 2(a)(13) of the 1940 Act.

Terms of the Partnerships

The BlackRock Group has organized, and will in the future organize, various investment programs primarily for the benefit of its key employees.  These programs may be structured as different Partnerships, or as separate plans within the same Partnership, and the terms of these programs are likely to differ from one another.  By way of example, but not limitation, the different attributes of different Partnerships or separate plans within a Partnership may include: (i) the requirement that the purchase price for an Interest be payable in full upon subscription or in installments as determined by the General Partner; (ii) the opportunity for prospective Limited Partners to acquire Interests pursuant to the arranging of recourse and non-recourse loans having terms as determined by the General Partner;6  (iii)  the manner by which each Partnership or separate plan permits capital contributions to be payable, including, for example, payment through capital calls; (iv) the provision that the General Partner may defer all or a portion of a scheduled installment payment on prior written notice to the Limited Partners; (v) the requirement of payment of all or any part of a deferred payment upon prior written notice of the General Partner; (vi)  the provision that the General Partner may determine that all or a portion of the amounts deferred will not be needed to fund Partnership investments or other expenses or obligations of the Partnership; (vii) the provision that if the foregoing determination in clause (vi) is made, the General Partner may elect to cancel irrevocably the outstanding obligation of Limited Partners to pay all or a portion of the amounts deferred, and/or (viii) the issuance of Interests in one or more classes or series, each class or series of which may correspond to particular Partnership investments.  However, Interests will be sold without a sales load and these programs will be operated in a similar fashion in certain key respects, as described below.
The terms of Partnerships will be determined by the BlackRock Group in its discretion, consistent with the terms and conditions of the Order, and such terms will be fully disclosed to each Eligible Employee or Qualified Participant (or person making the investment decision on behalf of the Qualified Participant)
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6 In no case will a loan to a prospective Limited Partner be extended or arranged if prohibited by law, including the Sarbanes-Oxley Act of 2002.  If a BlackRock Group entity extends a loan to a Limited Partner, the loan will be made at an interest rate no less favorable to the Limited Partner than that which could be obtained on an arm's length basis.

at the time the Eligible Employee or Qualified Participant is invited to participate in the Partnership, or to a Plan Interest Holder at the time he or she receives an Interest.7  Each Eligible Employee, Qualified Participant (or person making the investment decision on behalf of the Qualified Participant) or Plan Interest Holder will be furnished with a copy of the partnership agreement or other organizational document (the "Partnership Agreement") for the relevant Partnership, which will set forth, at a minimum, the following terms of the proposed investment program, if applicable:
(i)         whether the BlackRock Group may make a co-investment in the same portfolio securities as the Partnership, and the terms generally applicable to the Partnership's investment as compared to those of the BlackRock Group's investment;
(ii)        the maximum amount of capital contributions that a Limited Partner will be required to make to the Partnership during the term of the relevant investment program, or the manner in which such amount will be determined, and the manner in which the capital contributions will be applied towards investments made, and expenses incurred, by the Partnership;
(iii)       whether the General Partner or a BlackRock Group entity will make any loans to a Limited Partner to purchase the Interest and, if so, the terms of such loans;
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7 In the case of a Qualified Participant who is not required to make an investment decision, such person may obtain the offering memorandum and Partnership Agreement on request.

(iv)       whether the General Partner, the BlackRock Group or any employees of the General Partner or the BlackRock Group will be entitled to receive any compensation from the Partnership, or a performance-based fee or allocation (such as a "carried interest")8 based on the gains and losses of the investment program or of the Partnership's investment portfolio, and, if so, the terms of such compensation or performance-based fee;
(v)        whether the General Partner or a BlackRock Group entity will acquire a senior or preferred limited partner interest or other senior equity interest in the Partnership or will make any capital contributions or loans to the Partnership and, if so, the terms applicable to the General Partner's or the BlackRock Group entity's investment in the Partnership or its extension of credit to the Partnership, provided that the applicable rate, if any, charged to a Partnership by the General Partner or a BlackRock Group entity in connection with any extension of credit to a Partnership will be no less favorable than the rate obtainable in an arm's-length transaction; any indebtedness of a Partnership will be the debt of the
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8  A "carried interest" is an allocation to the General Partner, a Limited Partner or the Investment Adviser to a Partnership based on net gains in addition to the amount allocable to the General Partner, Limited Partner or Investment Adviser that is in proportion to its capital contributions. If the General Partner, Limited Partner or Investment Adviser is registered as an investment adviser under the Advisers Act, the carried interest payable to it by the Partnership will comply with Rule 205-3 under the Advisers Act.  If the General Partner, Limited Partner or Investment Adviser is not registered under the Advisers Act any allocation of carried interest will comply with Section 205(b)(3) of the Advisers Act (with the Partnership treated as though it were a business development company solely for the purpose of that section). In addition, a Partnership may invest in BlackRock Third Party Funds and other investment vehicles that themselves are charged a performance-based fee meeting the requirements of Rule 205-3 under the Advisers Act.  Limited Partners in such Partnerships will receive disclosure of the consequences and costs associated with such arrangements.

Partnership and without recourse to the Limited Partners, other than indebtedness incurred specifically on behalf of a Limited Partner where the Limited Partner has agreed to guarantee the loan or to act as co-obligor on the loan; a Partnership will not borrow from any person if the borrowing would cause the Partnership not to be an "employees' securities company" as defined in Section 2(a)(13) of the 1940 Act;9
(vi)       the consequences to a Limited Partner who defaults on such Limited Partner's obligation to fund required capital contributions to a Partnership (including whether such defaulting person's Interest in existing and future investments will be affected and, if so, the nature of such effects), provided that the General Partner will not require the forfeiture by the defaulting person of a portion of such person's capital account if the General Partner determines that the defaulting person is suffering from, or will suffer, severe hardship as a result of such forfeiture;10
(vii)      whether any vesting provisions will apply to a Limited Partner's Interest and, if so, the terms of such vesting provisions;
(viii)     whether a Limited Partner's Interests are subject to forfeiture upon termination of the relationship of the Limited Partner (or relevant Eligible Employee) to the BlackRock Group or the employment
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9 A Partnership will not loan funds to the BlackRock Group.

10 As stated on page 24, upon any repurchase, cancellation or forfeiture of a former Limited Partner's Interest, the Limited Partner will at a minimum be paid the lesser of (i) the amount actually paid by or (subject to any vesting requirements) on behalf of the Limited Partner to acquire the Interest (plus interest, as reasonably determined by the General Partner) less any amounts paid to the Limited Partner as distributions, and (ii) the fair value, determined at the time of repurchase in good faith by the General Partner, of such Interest.

of the Limited Partner (or relevant Eligible Employee) by a competitor to the BlackRock Group or otherwise and, if such forfeiture provisions exist, the terms of the repurchase or cancellation of the Limited Partner's Interests;11 and
(ix)       the term and dissolution of the Partnership (including that the Partnership may be dissolved prior to the expiration of its term upon the occurrence of specified events).
Limited Partners will also be provided an offering memorandum or similar disclosure document.  The offering documents will disclose such items as risk, leverage, and the manner of allocating profits and losses and distributions. Events that would trigger the dissolution of a Partnership and what would happen to a Partnership's assets under dissolution will also be disclosed.
In an investment program that provides for vesting provisions, some or all of a Limited Partner's Interest at the commencement of the program will be treated as being "unvested," and "vesting" will occur upon certain circumstances, including but not limited to (i) through the passage of a specified period of time (for example, an Interest might vest over a three year period, 1/3 for each year), (ii) upon the occurrence of a specified event (for example, a change of control of a certain entity within the BlackRock Group), or (iii) the making of periodic capital contributions to the Partnership (for example, a Limited Partner with a $10,000
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11 As stated on page 24, upon any repurchase, cancellation or forfeiture of a former Limited Partner's Interest, the Limited Partner will at a minimum be paid the lesser of (i) the amount actually paid by or (subject to any vesting requirements) on behalf of the Limited Partner to acquire the Interest (plus interest, as reasonably determined by the General Partner) less any amounts paid to the Limited Partner as distributions, and (ii) the fair value, determined at the time of repurchase in good faith by the General Partner, of such Interest.

commitment may be considered to be 50% vested as a result of having made $5,000 in capital contributions to the Partnership).  To the extent a Limited Partner's Interest is or becomes "vested," the termination of the Limited Partner's (or relevant Eligible Employee's) employment will not affect the Limited Partner's (or his or her Qualified Participants') rights with respect to the vested portion of the Interest, unless certain specified "for cause" events described in the following paragraph occur.  The portion of a Limited Partner's Interest that is "unvested" at the time of termination of the Limited Partner's (or relevant Eligible Employee's) employment may be subject, pursuant to the terms of the investment program, to repurchase by another Limited Partner, Eligible Employee, Qualified Participant or entity within the BlackRock Group or cancellation by the General Partner or the BlackRock Group, as described in the applicable offering documents.  In any event, the consequences of the vesting and forfeiture provisions will not be more onerous than those set forth below.
Unless (x) a Limited Partner's (or relevant Eligible Employee's) relationship with the BlackRock Group is terminated for cause (as defined by the BlackRock Group from time to time pursuant to its internal policies and/or Employee Stock Purchase Plan relating to the termination of employment of BlackRock Group employees generally or, if applicable, the Limited Partner's or relevant Eligible Employee's employment agreement) or (y) a Limited Partner (or relevant Eligible Employee) becomes employed by, or a partner in, consultant to or otherwise joins any firm that the General Partner determines, in its reasonable discretion, to be competitive with any business of the BlackRock Group, his or her (or his or her Qualified Participants') vested Interest will not be affected in any manner.  However, if the events described in clauses (x) or (y) above occur, the General Partner may deem a Limited Partner's entire Interest to be unvested and subject to repurchase or cancellation, as described below.  In addition, if a Limited Partner (or relevant Eligible Employee) voluntarily resigns his or her employment with the BlackRock Group, any unvested Interest he or she may have (or that his or her Qualified Participants' may have) will similarly be subject to repurchase or cancellation, as described below.
In an investment program that does not provide for vesting provisions, a Limited Partner's entire Interest may be subject to repurchase or cancellation by the Partnership or the General Partner, as described below, upon termination of the Limited Partner's (or relevant Eligible Employee's) employment.
Upon any repurchase, cancellation or forfeiture of a former Limited Partner's Interest, the Limited Partner will at a minimum be paid the lesser of (i) the amount actually paid by or (subject to any vesting requirements) on behalf of the Limited Partner to acquire the Interest (plus interest, as reasonably determined by the General Partner) less any amounts paid to the Limited Partner as distributions, and (ii) the fair value, determined at the time of repurchase in good faith by the General Partner, of such Interest.  If the terminated Limited Partner financed any part of its acquisition of an Interest or capital commitment thereunder by borrowing from a BlackRock Group entity, upon such repurchase, cancellation or forfeiture the entire amount of the loan may come due.

The terms described above as to the vesting and forfeiture of Interests will apply equally to any Limited Partner under circumstances where a person who has made such Limited Partner eligible to have an Interest has triggered such provisions (e.g., the foregoing vesting and forfeiture provisions will apply equally to a Qualified Participant of an Eligible Employee under circumstances where such Eligible Employee has triggered such provisions).

Registration of the Investment Advisers Pursuant to the Advisers Act

Each BlackRock Group entity acting as an investment adviser to a Partnership, including, if applicable, the General Partner, (each, an "Investment Adviser") will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), if required under applicable law.  The determination as to whether a General Partner or Investment Adviser is required to register under the Advisers Act will be made by the BlackRock Group; no relief in respect of such determination is requested herein.

Investments and Operations

Each of the Partnerships will operate as a diversified or non-diversified, closed-end investment company of the management type within the meaning of the 1940 Act.  The investment objective and techniques of each Partnership may vary from Partnership to Partnership, and will be set forth in the offering documents relating to the applicable Partnership.  A Partnership may seek capital appreciation through, among other investments, speculative and high-risk investments primarily in U.S. and non-U.S. securities (including debt and equity partnership interests) or other assets associated with leveraged buyouts, venture capital investments, private placements (including private investments in public equities (i.e., "PIPES")), bankrupt entities, bridge loans, real estate and other similar situations.  Potential investments for the Partnerships also include, without limitation, real estate, commodity futures, derivatives and other financial assets or products.  Investments may be made on a side-by-side basis with BlackRock Group entities or investments may be made indirectly through pooled investment vehicles (including private funds relying on Sections 3(c)(1) and 3(c)(7) under the 1940 Act and funds relying on Section 3(c)(5) under the 1940 Act)12 and/or registered investment companies sponsored by the BlackRock Group or by third parties.13
Pending investment of capital contributions, reinvestment of proceeds of investments and distribution of proceeds to Limited Partners, a Partnership's funds may be invested in high quality, short-term investments (including in open-end or closed-end funds managed or serviced by the BlackRock Group).  All investments by a Partnership are referred to herein collectively as "Portfolio Investments."
The General Partner will manage, operate and control each of the Partnerships.  However, the General Partner will be authorized to delegate investment management responsibility with respect to the acquisition,
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12 Applicants are not requesting any exemption from any provision of the 1940 Act or any rule thereunder that may govern a Partnership's eligibility to invest in a Portfolio Investment relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act or the Portfolio Investment's status under the 1940 Act.

13  In addition, one Partnership may also invest in another Partnership in a "master-feeder" or similar structure.  For example, a Partnership established under non-U.S. law may be organized primarily for non-U.S. Eligible Employees that would invest in a Partnership established under U.S. law primarily with U.S. resident Eligible Employees in order to more efficiently address U.S. or non-U.S. tax issues.

management and disposition of Portfolio Investments only to a BlackRock Group entity or to a committee of BlackRock Group employees ("Investment Committee").  As described above, any BlackRock Group entity that is delegated the responsibility of making investment decisions for the Partnership will be registered as an investment adviser under the Advisers Act (or reflected in the Form ADV of an applicable BlackRock Group entity) if required under applicable law.  In addition, the General Partner or another member of the BlackRock Group may, in the case of certain investment programs, contribute substantial funds to the Partnerships, in addition to the capital contributions of the Partnerships' Limited Partners, for Portfolio Investments.
Whenever the BlackRock Group, the Investment Advisers, the General Partners, the members of any Investment Committee, or any employee, officer or director of the BlackRock Group who acts for or on behalf of the Partnerships, is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person's discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Partnerships and the Limited Partners.
The General Partner will provide Partners of the Partnerships access to information concerning their Partnership's operations and results as described below under "Reports and Accounting." A Partnership may directly engage, or the General Partner may delegate to, and pay, another member of the BlackRock Group and/or unaffiliated third parties to provide administrative, bookkeeping, financial statement and tax accounting and other services.

It is possible that an investment program may be structured in which a Partnership will co-invest in a portfolio company (or a pooled investment vehicle) with the BlackRock Group or with an investment fund or separate account,14 organized primarily for the benefit of investors that are not affiliated with the BlackRock Group ("Third Party Investors")15 and over which a BlackRock Group entity exercises investment discretion or which is sponsored by a BlackRock Group entity (a "BlackRock Third Party Fund").  Co-investments with a BlackRock Third Party Fund or with a BlackRock Group entity in a transaction in which the BlackRock Group's investment was made pursuant to a contractual obligation to a BlackRock Third Party Fund will not be subject to Condition 3 in Section III below (the "1940 Act Co-Investment Restrictions").  All other side-by-side investments held by BlackRock Group entities will be subject to the 1940 Act Co-Investment Restrictions.
The Applicants believe that the interests of the Eligible Employees participating in a Partnership will be adequately protected even in situations where 1940 Act Co-Investment Restrictions do not apply.  In structuring a BlackRock Third Party Fund, unaffiliated investors of such fund often require, or seek to confirm, that the BlackRock Group invests proprietary capital in such BlackRock Third Party Funds, or in such BlackRock Third Party Funds'
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14  A separate account refers to an account of an affiliated insurance company, trust company or similar entity where under applicable state or other law such separate account provides special rights or other special treatment for separate account holders that are distinguishable from the rights of the entity's general account.

15  These Third Party Investors may include, for example, U.S. and non-U.S. institutional investors such as public and private pension funds, foundations, endowments, and corporations, and high net worth individuals resident in and outside of the United States.

investments and that such BlackRock Group investments be subject to similar terms as those applicable to the BlackRock Third Party Fund's investments.  Unaffiliated investors in BlackRock Third Party Funds are interested in having the BlackRock Group invest proprietary capital in such BlackRock Third Party Funds, or in such BlackRock Third Party Funds' investments, in order to have additional assurances that the interests of the BlackRock Group are meaningfully aligned with those of the unaffiliated investors of such BlackRock Third Party Fund.  It is important to the BlackRock Group that the interests of the BlackRock Third Party Fund take priority over the interests of the Partnerships, and that the activities of the BlackRock Third Party Fund not be burdened or otherwise affected by activities of the Partnerships.
If the General Partner elects to recommend that a Partnership enter into any side-by-side investment with an unaffiliated entity, the General Partner will be permitted to engage as a sub-investment adviser the unaffiliated entity (an "Unaffiliated Subadviser"), which will be responsible for the management of such side-by-side investment.
If an Unaffiliated Subadviser is entitled to receive a carried interest, it may also act as an additional General Partner of a Partnership solely in order to address certain tax issues relating to such carried interest.  In all such instances, however, a BlackRock Group entity will also be a General Partner of the Partnership and will have exclusive responsibility for making the determinations required to be made by the General Partner under this Application.  No Unaffiliated Subadviser will beneficially own any outstanding securities of any Partnership.

A Partnership will not acquire any security issued by a registered investment company if immediately after such acquisition such Partnership will own more than 3% of the outstanding voting stock of the registered investment company.
Subject to the terms of the applicable Partnership Agreement and this Application, a Partnership will be permitted to enter into transactions involving (i) a BlackRock Group entity, (ii) a portfolio company, (iii) any Partner or person or entity affiliated with a Partner, (iv) a BlackRock Third Party Fund, or (v) any Third Party Investor.  Such transactions may include, without limitation, the purchase or sale by the Partnership of an investment, or an interest therein, from or to any BlackRock Group entity or BlackRock Third Party Fund, acting as principal.  With regard to any such transactions that are Section 17 Transactions (as defined below), the General Partner must make the findings and comply with the recordkeeping requirements of Condition 1.
A BlackRock Group entity (including the General Partner), acting as an agent or broker, may receive placement fees, advisory fees, brokerage fees or other compensation from a Partnership in connection with the purchase or sale by the Partnership of securities; provided that such placement fees, advisory fees, brokerage fees or other compensation can be deemed to be "usual and customary" in the manner described below.  For purposes of this Application, the BlackRock Group entity will be permitted to charge such fees or otherwise receive such compensation in a transaction from a Partnership, and such fees or other compensation will be deemed to be "usual and customary," only if (i) the

Partnership is purchasing or selling securities alongside other unaffiliated third parties, BlackRock Third Party Funds or Third Party Investors who are also similarly purchasing or selling securities, (ii) the fees or other compensation that are being charged to the Partnership are also being charged to the unaffiliated third parties, BlackRock Third Party Funds or Third Party Investors, and (iii) the amount of securities being purchased or sold by the Partnership does not exceed 50% of the total amount of securities being purchased or sold by the Partnership and the unaffiliated third parties, BlackRock Third Party Funds and Third Party Investors.
A comparison of brokerage commissions or other remuneration charged by a BlackRock Group entity can readily be made to that charged by other firms for providing execution services for comparable trades of similar securities on an exchange during a comparable period of time, as required under Rule 17e-1.  However, such comparisons are not as feasible or readily determinable in the context of compensation for investment banking services, such as financial advisory fees and private placement fees.  Fees for investment banking services are extremely transaction specific and reflect the scope and nature of the services (and the "value added" component) furnished by the particular investment banking firm to the particular transaction.  These transaction- and firm-specific factors make it inherently difficult to establish a universe of "comparables" with the compensation earned by other firms.  The Applicants believe that the interests of the Eligible Employees, Plan Interest Holders and Qualified Participants participating in a Partnership will be adequately protected because the requirement described in clause (ii) above ensures that the amount of such compensation will be determined on the basis of arm's-length negotiations.
In addition, a BlackRock Group entity (including the General Partner) may provide a full range of financial services or asset management or other services, as well as provide financing in the form of debt or equity or other financial instruments, and receive fees or other compensation and expense reimbursement in connection therewith from entities in which a Partnership makes an investment, from competitors of such entities or from other persons or entities.  Such fees or other compensation may include, without limitation, advisory fees, placement fees, organization or success fees, financing fees, transaction fees, management fees, performance-based fees, fees for brokerage and clearing services, and compensation in the form of carried interests entitling the BlackRock Group entity to share disproportionately in income or capital gains or similar compensation.  Employees of the BlackRock Group may serve as officers or directors of such entities pursuant to rights held by a Partnership or the BlackRock Group to designate such officers or directors, and receive officers' and directors' fees and expense reimbursement in connection with such services.  Any such fees or other compensation or expense reimbursement received by the BlackRock Group will generally not be shared with any Partnership.
The Partnership Agreement for and any other contractual arrangement regarding the Partnerships will not contain any provision which protects or purports to protect the BlackRock Group, the General Partner, the Investment Advisers, the members of any Investment Committee, or any employee, officer or director of the BlackRock Group who acts for or on behalf of the Partnerships against any liability to the Partnerships or the Limited Partners to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person's duties, or by reason of such person's reckless disregard of such person's obligations and duties under such contract or Partnership Agreement.

Reports and Accounting

Each Partnership will send its Partners annual financial statements within 120 days after the end of the fiscal year of the Partnership or as soon as practicable thereafter or, in the case of a Partnership that is a fund of funds,16 within 180 days after the end of the fiscal year of the Partnership.17  The financial statements of each Partnership will be audited by independent certified public accountants,18 except in the case of Partnerships formed to make a single Portfolio Investment.19  In addition, to enable Limited Partners to determine the U.S.
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16 A fund of funds is a pooled investment vehicle that invests 10 percent or more of its total assets in other pooled investment vehicles that are not, and are not advised by, a related person (as defined in Form ADV) of the pool, its general partner, or its adviser.

17 While all such financial statements for the Vesey Street Fund have been sent, such financial statements for its fiscal years ended on or before March 31, 2012 were not sent on a timely basis to Limited Partners who had transferred their interest in a capital account of the Vesey Street Fund during the fiscal year then ended.

18 For purposes of this requirement, "audit" shall have the meaning defined in rule 1-02(d) of Regulation S-X.

19  In such cases, audited financial statements will be prepared for either the Partnership or the entity that is the subject of the Portfolio Investment. The latter may be appropriate where the costs of preparing audited financial statements for the Partnership, which would be borne by the Partnership (and indirectly by the Limited Partners), would outweigh the benefits of providing such statements. If audited financial statements were prepared for the entity that is the subject of a
(cont’d)

federal income tax consequences of their investments, as soon as practicable after the end of each tax year of a Partnership, a report will be transmitted to each Partner showing such Partner's share of income, gains, losses, credits, deductions, and other tax items for U.S. federal income tax purposes, resulting from the Partnership's operations during that year.
The value of the Partners' capital accounts will be determined at such times as the General Partner deems appropriate or necessary; however, such valuation will be done at least annually at the Partnership's fiscal year-end.  The General Partner will value the assets held by a Partnership at the current market price (closing price) in the case of marketable securities.  All other securities or assets will be valued by the General Partner in good faith at fair value.
In addition, the Partnership will provide Limited Partners with such information as may be reasonably necessary to enable each non-U.S. Limited Partner to prepare his or her non-U.S. income tax returns, provided that the Limited Partner has notified the General Partner of the specific information required by the jurisdiction or jurisdictions for which such Limited Partner will be preparing income tax returns reasonably in advance of the time that such information will be required, and provided that complying with the information request does not impose an undue or disproportionate burden on the General Partner.
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(cont’d from previous page)
Portfolio Investment, a Limited Partner would be able to understand the financial condition of the Partnership by reviewing the Partnership's unaudited financial statements along with the audited financial statements prepared for such entity. Because the audited statements for the Partnership would necessarily rely on the audited statements prepared for such entity, the additional expenses incurred to audit the Partnership's statements would not be expected to provide a meaningful amount of additional information regarding the Partnership's financial condition.

II.	REQUEST FOR ORDER

Section 6(b) provides that the Commission shall exempt employees' securities companies from the provisions of the 1940 Act if and to the extent that such exemption is consistent with the protection of investors.  Section 6(e) provides that in connection with any order exempting an investment company from any provision of Section 7, certain specified provisions of the 1940 Act shall be applicable to such company, and to other persons in their transactions and relations with such company, as though such company were registered under the 1940 Act, if the Commission deems it necessary or appropriate in the public interest or for the protection of investors.  On the basis of the foregoing statement of facts, the Applicants submit that the action of the Commission herein requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act for the following reasons:
1.         each Partnership is or will be an "employees' securities company" as such term is defined in Section 2(a)(13) of the 1940 Act; all persons who are senior officers and directors of the General Partner will also be directors or senior officers of the BlackRock Group; all Limited Partners of a Partnership will be Eligible Employees, Plan Interest Holders, Qualified Participants of an Eligible Employee or a member of the BlackRock Group; each Eligible Employee will be an "accredited investor" under Rule 501(a) of Regulation D, except for a maximum of 35 employees meeting the income and other tests described above in footnote 5 of this Application; and no sales load, advisory fee or compensation

(other than any management fee, any carried interest and/or any other compensation provided for in the applicable Partnership Agreement) is payable directly or indirectly to the General Partner by such Partnership;
2.         with respect to each Partnership, there is a substantial community of economic and other interests among the BlackRock Group, the General Partner and the Limited Partners of such Partnership, taking into consideration the concern of the BlackRock Group with the morale of its personnel and the importance to the BlackRock Group of attracting and retaining its personnel; and there is no public group of investors to whom Interests will be offered or sold;
3.         any investment program for a Partnership will be conceived and organized by persons who may be investing, directly or indirectly, or may be eligible to invest, in such Partnership and will not be promoted to Eligible Employees by persons outside of the BlackRock Group seeking to profit from fees for investment advice or from the distribution of securities;
4.         the potentially burdensome aspects of compliance, including the requirement that an application be filed each and every time each Partnership considers a (i) co-investment with a BlackRock Group entity, or (ii) purchase or sale to or from a BlackRock Group entity; and the imposition of a burden of unnecessary expenditures both of money and time on the part of the General Partner of such Partnership and on the part of such Partnership, and to some extent on the part of the staff of the Commission, in light of the substantial protections afforded to the Limited

Partners of such Partnership with respect to such matters as independent accountants, the furnishing of reports to Limited Partners of such Partnership, and in the conditions and other restrictions on such Partnership's operations contained in this Application; and
5.         the fact that Eligible Employees will be professionals in the investment management  and securities businesses, or in related activities, who meet the current standard of "accredited investor" Rule 501(a) of Regulation D (except as described above) and, in the reasonable belief of the General Partner, are each equipped by experience and education to understand and evaluate the structure, management and plan of each Partnership as compared to other investment opportunities, to understand and evaluate the merits and risks of investing in such Partnership and to understand that such Partnership is being offered without registration under the 1940 Act and the 1933 Act and the protections afforded thereby.

WHEREFORE, the Applicants respectfully request that the Commission enter an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Partnerships from all the provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations thereunder.  With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations thereunder, and Rule 38a-l under the 1940 Act, Applicants request a limited exemption as set forth in this Application.

Section 17(a) - Section 17(a) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company.  The Applicants request an exemption from Section 17(a) to the extent necessary to (a) permit a BlackRock Group entity or a BlackRock Third Party Fund (or any affiliated person of such entity or BlackRock Third Party Fund), or any affiliated person of a Partnership (or affiliated persons of such persons), acting as principal, to engage in any transaction directly or indirectly with any Partnership or any company controlled by such Partnership; (b) permit a Partnership to invest in or engage in any transaction with any BlackRock Group entity, acting as principal, (i) in which such Partnership, any company controlled by such Partnership or any BlackRock Group entity or BlackRock Third Party Fund has invested or will invest, or (ii) with which such Partnership, any company controlled by such Partnership or any BlackRock Group entity or BlackRock Third Party Fund is or will become otherwise affiliated; and (c) permit a Third Party Investor, acting as principal, to engage in any transaction directly or indirectly with a Partnership or any company controlled by such Partnership.  The transactions to which any Partnership is a party will be effected only after a determination by the General Partner that the requirements of Conditions 1, 2 and 6 in Section III below have been satisfied.  In addition, these transactions will be effected only to the extent not prohibited by the applicable Partnership Agreement.  To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder and an exemption from such section is also requested.
The principal reason for the requested exemption is to ensure that each Partnership will be able to invest in companies, properties, or vehicles in which any members of the BlackRock Group, its employees, officers, directors, Consultants or entities controlled or sponsored by any of them, may directly or indirectly make or have already made an investment.
The relief is also requested to permit each Partnership the flexibility to deal with its Portfolio Investments in the manner the General Partner deems most advantageous to all Limited Partners in the Partnership, or as required by the BlackRock Group or the Partnership's other co-investors, including, without limitation, borrowing funds from a BlackRock Group entity, restructuring its Portfolio Investments, having its Portfolio Investments redeemed, tendering such Partnership's securities or negotiating options or implementing exit strategies with respect to its Portfolio Investments.  Without an exemption, a Partnership may be restricted in its ability to negotiate favorable terms under Section 17(a).  Indeed, without the requested relief the General Partner may be unable to achieve the best possible returns for such Partnership or to effectuate the investment program contemplated by the BlackRock Group, such Partnership and its Partners.  The requested exemption is also sought to ensure that each Partnership or any company controlled by such Partnership will have the ability to buy and sell securities in underwritten offerings and other transactions in which a BlackRock Group entity participates.
Furthermore, the requested exemption is sought to ensure that a BlackRock Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Partnership's participation in an investment opportunity.  Without this exemption, a BlackRock Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Partnership's portfolio companies, which would not have been the case had such Partnership not invested in such portfolio companies.
In addition to seeking the relief described above, the Applicants request a specific exemption from Section 17(a) so that Partnerships are permitted, (i) to invest in funds advised, sponsored or underwritten by a BlackRock Group entity, (ii) to purchase short-term instruments from, or sell such instruments to, a BlackRock Group entity or (iii) to enter into repurchase agreements with a BlackRock Group entity.  A Partnership will pay no fee (other than any customary transaction charges also applicable to unaffiliated parties in similar transactions) in connection with the purchase of short-term instruments from a BlackRock Group entity.  Any assets of a Partnership invested in a fund advised, sponsored or underwritten by a BlackRock Group entity will only be subject to those fees that are charged to unaffiliated parties investing in the fund.20
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20  The Applicants are not requesting any relief under the 1940 Act that may be necessary for the other funds to engage in the described transactions.

An exemption from Section 17(a) is consistent with the policy of each Partnership and the protection of investors and necessary to promote the basic purpose of such Partnership, as more fully discussed with respect to Section 17(d) below.  The Limited Partners in each Partnership will have been fully informed of the possible extent of such Partnership's dealings with the BlackRock Group and of the potential conflicts of interest that may exist.  As professionals employed in the investment management  and securities businesses, or in administrative, financial, accounting, legal, sales, marketing, risk management or operational activities related thereto, the Limited Partners will be able to understand and evaluate the attendant risks.  The community of interest among the Limited Partners in each Partnership, on the one hand, and the BlackRock Group, on the other hand, is the best insurance against any risk of abuse.  Applicants acknowledge that the requested relief will not extend to any transactions between a Partnership and an Unaffiliated Subadviser or an affiliated person of the Unaffiliated Subadviser, or between a Partnership and any person who is not an employee, officer or director of the BlackRock Group or is an entity outside of the BlackRock Group and is an affiliated person of the Partnership as defined in Section 2(a)(3)(E) of the 1940 Act ("Advisory Person") or any affiliated person of such person.
The considerations described above will protect each Partnership and limit the possibilities of conflicts of interest and abuse of the type that Section 17(a) was designed to prevent.  Consistent with the foregoing, the Applicants agree to abide by the conditions set forth in Section III of this Application with respect to the relief requested from Section 17(a).  In addition, the Applicants, on behalf of the Partnerships, represent that any transactions otherwise subject to Section 17(a) of the 1940 Act, for which exemptive relief has not been requested, would require approval of the Commission.
Section 17(d) and Rule 17d-1 - Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit any affiliated person or principal underwriter for a registered investment company, or any affiliated person of such a person or principal underwriter, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission.  The Applicants request an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to permit affiliated persons of each Partnership (including without limitation the General Partner, the Investment Adviser, the members of the Investment Committee, the BlackRock Group entities and a BlackRock Third Party Fund), or affiliated persons of any of these persons (including without limitation the Third Party Investors) to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which such Partnership or a company controlled by such Partnership is a participant.  The exemption requested would permit, among other things, co-investments by each Partnership, a BlackRock Third Party Fund and individual members or employees, officers, directors or Consultants of the BlackRock Group making their own individual investment decisions apart from the BlackRock Group.  To the extent any of the transactions described under the request for exemption from Section 17(a) would come within the purview of Section 17(d)

(and Rule 17d-1), such transactions are incorporated hereunder and an exemption from such section and rule is also requested.  Applicants acknowledge that the requested relief will not extend to any transaction in which an Unaffiliated Subadviser or an Advisory Person or an affiliated person of either has an interest.
Compliance with Section 17(d) would prevent each Partnership from achieving a principal purpose, which is to provide a vehicle for Eligible Employees (and other permitted investors) to co-invest with the BlackRock Group or, to the extent permitted by the terms of the Partnership, with other employees, officers, directors or Consultants of the BlackRock Group or BlackRock Group entities or with a BlackRock Third Party Fund.  Because of the number and sophistication of the potential Limited Partners in a Partnership and persons affiliated with such Limited Partners, strict compliance with Section 17(d) would cause such Partnership to forego investment opportunities simply because a Limited Partner in such Partnership or other affiliated person of such Partnership (or any affiliated person of such a person) also had, or contemplated making, a similar investment.
It is likely that suitable investments will be brought to the attention of a Partnership because of its affiliation with the BlackRock Group's large capital resources and investment management experience.  In addition, attractive investment opportunities of the types considered by a Partnership often require each participant in the transaction to make funds available in an amount that may be substantially greater than those the Partnership would independently be able to provide.  As a result, a Partnership's access to such opportunities may have to be through co-investment with other persons, including its affiliates.
The Applicants note that each Partnership will be organized for the benefit of Eligible Employees (and other permitted investors) as an incentive for them to remain with the BlackRock Group and for the generation and maintenance of goodwill.  The Applicants believe that, if co-investments with the BlackRock Group are prohibited, the appeal of a Partnership for Eligible Employees would be significantly diminished.  Eligible Employees have indicated a desire to participate in such co-investment opportunities because they believe that (a) the resources of the BlackRock Group enable it to analyze investment opportunities to an extent that individual employees would have neither the time nor resources to duplicate, (b) investments made by the BlackRock Group will not be generally available to investors even of the financial status of the Eligible Employees, and (c) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.
Furthermore, the requested exemption is sought to ensure that a BlackRock Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Partnership's participation in an investment opportunity.  Without this exemption, a BlackRock Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Partnership's portfolio companies, which would not have been the case had such Partnership not invested in such portfolio companies.

The flexibility to structure co-investments and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent.  The concern that permitting co-investments by the BlackRock Group, on the one hand, and a Partnership on the other, might lead to less advantageous treatment of such Partnership, should be mitigated by the fact that (a) the BlackRock Group, in addition to its stake through the General Partner and its co-investment, will be acutely concerned with its relationship with the Limited Partners in such Partnership, and (b) senior officers and directors of the BlackRock Group entities generally will be investing in such Partnership.
In summary, the requested relief under Section 17(d) of the 1940 Act is necessary in light of the purpose of each Partnership.  Given the criteria for Eligible Employees, and the conditions with which the Partnerships have agreed to comply, the requested relief is appropriate in light of the purposes of the 1940 Act.
Applicants represent that each Investment Adviser is an investment adviser within the meaning of Section 9 and Section 36 of the 1940 Act and is subject to those sections.  Applicants further represent that the General Partner and the members of the Investment Committee of each Partnership will be, as applicable, an "employee, officer, director, member of an advisory board, investment adviser, or depositor" of the Partnership within the meaning of Section 9 of the 1940 Act, and subject to that section, and that the General Partner and the members of the Investment Committee of each Partnership will be, as applicable, an "officer, director, member of any advisory board, investment adviser, or depositor" of the Partnership within the meaning of Section 36 of the 1940 Act, and subject to that section.  Applicants also represent that each Investment Adviser will be treated as a registered investment adviser with respect to the applicable Partnership within the meaning of Section 206 of the Advisers Act.
The considerations described above will protect each Partnership and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent.  Consistent with the foregoing, the Partnerships agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1.  In addition, the Applicants, on behalf of the Partnerships, represent that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.
Section 17(e) - Section 17(e) of the 1940 Act and Rule 17e-1 thereunder limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company.  The Applicants request an exemption from Section 17(e) to permit a BlackRock Group entity (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees, brokerage fees or other compensation from a Partnership in connection with the purchase or sale by the Partnership of securities, provided that the fees or other compensation can be deemed "usual and customary."  The Applicants state that for purposes of this Application, fees or other compensation that are charged or received by a BlackRock Group entity will be deemed to be "usual and customary" only if (i) the Partnership is purchasing or selling securities alongside other unaffiliated third parties, BlackRock Third Party Funds or Third Party Investors who are also similarly purchasing or selling securities, (ii) the fees or other compensation being charged to the Partnership are also being charged to the unaffiliated third parties, BlackRock Third Party Funds or Third Party Investors, and (iii) the amount of securities being purchased or sold by the Partnership does not exceed 50% of the total amount of securities being purchased or sold by the Partnership and the unaffiliated third parties, BlackRock Third Party Funds or Third Party Investors.
Compliance with Section 17(e) would prevent a Partnership from participating in a transaction in which the BlackRock Group, for other business reasons, does not wish to appear as if the Partnership is being treated in a more favorable manner (by being charged lower fees) than other third parties also participating in the transaction.  The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that (i) the fees or other compensation paid by a Partnership to a BlackRock Group entity are those negotiated at arm's length with unaffiliated third parties and (ii) the unaffiliated third parties have as great or greater interest as the Partnership in the transaction as a whole.
Rule 17e-1(b) under the 1940 Act requires that a majority of directors who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) take actions and make approvals regarding commissions, fees, or other remuneration. Rule 17e-1(c) under the 1940 Act requires each Partnership to comply with the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.  The

Applicants also request an exemption from Rule 17e-1(b) to the extent necessary to permit each Partnership to comply with Rule 17e-1(b) without the necessity of having a majority of the directors of the Partnership who are not "interested persons" take such actions and make such approvals as are set forth in Rule 17e-1(b).  Since all the directors of the General Partner or other governing body of the General Partner will be affiliated persons, without the relief requested a Partnership could not comply with Rule 17e-1(b).  Specifically, each Partnership will comply with Rule 17e-1(b) by having a majority of the directors (or members of a comparable body) of the Partnership or its General Partner take such actions and make such approvals as are set forth in Rule 17e-1(b).  Each Partnership will, except for the requirements of such approvals by "not interested" persons, otherwise comply with all other requirements of Rule 17e-1(b).
Similarly, the Applicants request an exemption from Rule 17e-1(c) to the extent necessary to permit each Partnership to comply with Rule 17e-l without the necessity of having a majority of the directors of the Partnership be "disinterested persons" as is set forth in Rule 17e-1(c).  Since all the directors of the General Partner or other governing body of the General Partner will be affiliated persons, without the relief requested a Partnership could not comply with Rule 17e-1.  Each Partnership will otherwise comply with all other requirements of Rule 17e-1.
Section 17(f) - Section 17(f) of the 1940 Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules.  Rule 17f-1 under the 1940

Act specifies the requirements that must be satisfied for a registered management investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange.  The Applicants request relief from Section 17(f) and subsections (a), (b) (to the extent such subsection refers to contractual requirements), (c) and (d) of Rule 17f-1 under the 1940 Act to the extent necessary to permit a BlackRock Group entity to act as custodian for a Partnership's assets without a written contract and to permit ratification of that arrangement by members of the governing body of the General Partner or Investment Adviser, if applicable, of the Partnership in lieu of ratification by the governing body of the Partnership.  Because there is such a close association between each Partnership and the BlackRock Group, requiring a detailed written contract would expose such Partnership to unnecessary burden and expense.    In addition, an exemption is requested from the terms of Rule 17f-1(b)(4) that an independent accountant periodically verify the Partnership's assets held by the custodian, and from the terms of Rule 17f-1(c) that requires the Partnership to transmit to the Commission a copy of any contract pursuant to Rule 17f-1.  Because of the community of interest between the Partnerships and the BlackRock Group, the Applicants do not believe these requirements are warranted.  Applicants will comply with Rule 17f-1(d) provided that ratification by the General Partner or Investment Adviser, if applicable, of a Partnership will be deemed to be ratification by a majority of the governing body of the Partnership.  Except as set forth above, each Partnership will otherwise comply with all the provisions of Rule 17f-1.

Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments.  The Applicants request relief from Section 17(f) and Rule 17f-2 to permit the following exceptions from the requirements of Rule 17f-2:    (a) a Partnership's investments may be kept in the locked files of the General Partner or the Investment Adviser for purposes of paragraph (b) of the rule; (b) for purposes of paragraph (d) of the rule, (i) employees of the BlackRock Group or its Affiliates (including the General Partner) will be deemed to be employees of the Partnerships, (ii) officers or managers of the General Partner of a Partnership will be deemed to be officers of the Partnership and (iii) the General Partner of a Partnership or its board of directors will be deemed to be the board of directors of the Partnership and (c) in place of the verification procedure under Rule 17f-2(f), verification will be effected quarterly by two employees of the General Partner who are also employees of the BlackRock Group responsible for the administrative, legal and/or compliance functions for funds managed or sponsored by the BlackRock Group and who have specific knowledge of custody requirements, policies and procedures of the Partnerships. With respect to certain Partnerships, the Applicants expect that many of their investments will be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated.  The Applicants assert that, for such a Partnership, these instruments are most suitably kept in the files of the General Partner or its Investment Adviser, where they can be referred to as necessary.  Applicants will comply with all other provisions of Rule 17f-2, including the recordkeeping requirements of paragraph (e).
A Partnership may rely on either or both of Rule 17f-1 and Rule 17f-2.
Section 17(g)
Section 17(g) and Rule 17(g)-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds.  Rule 17g-1 requires that a majority of the directors who are not "interested persons" of a registered investment company take certain actions and give certain approvals relating to the fidelity bonding.  Rule 17g-1(g) sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company's board of directors.  Rule 17g-1(h) provides that an investment company must designate one of its officers to  make the filings and give the notices required by paragraph (g).  Rule 17g-1(j) exempts a joint insured bond provided and maintained by an investment company and one or more parties from Section 17(d) of the 1940 Act and the rules thereunder.  Rule 17g-1(j)(3) requires that the board of directors of an investment company satisfy the fund governance standards defined in Rule 0-1(a)(7).
Because all the directors of the General Partner or other governing body of the General Partner will be affiliated persons, without the relief requested, a Partnership could not comply with Rule 17g-1. The Applicants request an exemption from Rule 17g-1 to the extent necessary to permit each Partnership to comply with Rule 17g-1 by having the General Partner of the Partnership take such actions and make such approvals as are set forth in Rule 17g-1.  Applicants also request an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors and from the requirements of Rule 17g-1(j)(3).  Applicants believe the filing requirements are burdensome and unnecessary as applied to the Partnerships.  The General Partner of the Partnership will maintain the materials otherwise required to be filed with the Commission by Rule 17g-1(g) and agree that all such material will be subject to examination by the Commission and its staff.  The General Partner of the Partnership will designate a person to maintain the records otherwise required to be filed with the Commission under Rule 17g-1(g).  Applicants also state that the notices otherwise required to be given to the board of directors will be unnecessary as the Partnerships will not have boards of directors.  Each Partnership will comply with all other requirements of Rule 17g-1.  The fidelity bond of the Partnerships will cover all employees of the BlackRock Group who have access to the securities or funds of the Partnerships.
Section 17(j) - Section 17(j) and Rule 17j-1 require that every registered investment company and the investment adviser of and principal underwriter for the investment company adopt a written code of ethics approved by the board of directors of the investment company that contains provisions reasonably necessary to prevent "access persons" from violating the anti-fraud provisions of the Rule.  Under Rule 17j-1, the investment company's access persons must report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in such security, which reports the investment company must retain in its records.  In addition, the investment company's "investment personnel" must obtain pre-transaction clearance for certain securities transactions and the investment company's board must consider and review an annual report certifying compliance with the code of ethics.
The Applicants request an exemption from Section 17(j) and Rule 17j-1 (except the anti-fraud provisions of Rule 17j-l(b)) because the requirements contained therein are burdensome and unnecessary as applied to the Partnerships.  Requiring each Partnership to adopt a written code of ethics and requiring access persons to report each of their securities transactions (including the attendant record review and retention procedures) would be time consuming and expensive, and would serve little purpose in light of, among other things, the community of interest among the Limited Partners in such Partnership by virtue of their common association in the BlackRock Group; the substantial and largely overlapping protections afforded by the conditions with which such Partnership has agreed to comply; the concern of the BlackRock Group that personnel who participate in such Partnership actually receive the benefits they expect to receive when investing in such Partnership; the fact that the investments of such Partnership will be investments that usually would not be offered to the Limited Partners in such Partnership, including those Limited Partners who would be deemed access persons, as individual investors; and the existing written compliance policies and procedure that have been adopted by the BlackRock Group under the Advisers

Act which, among other things, include a code of ethics and securities pre-clearance procedure, each of which will generally be applicable to members of the BlackRock Group and Eligible Employees.  Accordingly, the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Partnership.  Moreover, no exemption is requested from the general anti-fraud provisions of Rule 17j-1(b).  The relief requested will extend only to entities within the BlackRock Group and is not requested with respect to any Unaffiliated Subadviser or Advisory Person.
Sections 30(a), (b) and (e) - Sections 30(a), 30(b) and 30(e), and the rules under those sections, generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements.  The forms prescribed by the Commission for periodic reports have little relevance to a Partnership and would entail administrative and legal costs that outweigh any benefit to the Limited Partners in such Partnership.  Also, due to the size and public presence of BlackRock, the public availability of such reports may lead investors to draw unwarranted inferences from the information contained in such reports.  The pertinent information contained in such filings will be furnished to the Limited Partners in a Partnership, the only class of people truly interested in such material.  In view of the community of interest among all parties concerned with a Partnership, the fact that all investors in a Partnership generally will receive financial statements audited by independent certified public accountants and the fact that Interests are not available to the public, but rather a specific group of people, it would seem that the protection afforded by Sections 30(a) and (b) (i.e., public dissemination of information to insure orderly markets and equality of information among the public) is not relevant to a Partnership or its operations.  Consequently, the Applicants request relief under Sections 30(a) and (b) to the extent necessary to permit each Partnership to report annually to its Limited Partners in the manner previously described under the section "I. Statement of Facts – Reports and Accounting."
Exemptive relief is also requested under Section 30(e) to the extent necessary to permit each Partnership to report annually to the Limited Partners in such Partnership in the manner referenced above.  It is expected that certain Partnerships will hold a relatively small number of privately placed investments over long periods of time.  Such investments require sophisticated and complex valuations.  In view of the foregoing, the delivery of annual audited financial statements and in light of the lack of trading or public market for Interests, it is respectfully submitted that to allow annual, rather than semi-annual, reports would be consistent with the protection of investors and the policies fairly intended by the 1940 Act.
Section 30(h) - Section 30(h) of the 1940 Act requires that every 10% shareholder, officer, director, member of an advisory board, investment adviser or affiliated person of an investment adviser of a registered closed-end investment company be subject to the same duties and liabilities as those imposed upon certain classes of persons under Section 16(a) of the 1934 Act.  The Applicants request an exemption from Section 30(h) of the 1940 Act to the extent necessary to exempt (i) the General Partner and Investment Adviser of each Partnership, (ii) directors, officers, or any affiliated persons of the General Partner and Investment Adviser, (iii) the members of any Investment Committee or board of managers or directors of a Partnership, (iv) any other persons who may be deemed to be members of an advisory board of a Partnership, and (v) any BlackRock Group entity or other Limited Partner who may be deemed to be a beneficial owner of 10% or greater of the outstanding securities of a Partnership, from filing Forms 3, 4 and 5 under Section 16(a) of the 1934 Act with respect to their ownership of Interests.  The Applicants assert that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.
Rule 38a-1 - Sections 36 through 53 of the 1940 Act deal generally with, among other things, the Commission's rulemaking, investigation and enforcement powers under the 1940 Act, and the rules and regulations thereunder. Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Each Partnership will comply with Rule 38a-l(a), (c) and (d), except that (i) since the Partnership does not have a board of directors, the board of directors of the General Partner or other governing body of the General Partner will fulfill the responsibilities assigned to the Partnership's board of directors under the Rule; (ii) since the board of directors or other governing body of the General Partner does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-l will not be obtained; and (iii) because the board of directors or other governing body of the General Partner does not have any independent members, the Partnerships will comply with the requirement in Rule 38a-l(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors or other governing body of the General Partner as constituted.  Each Existing Partnership has adopted written policies and procedures reasonably designed to prevent violations of the terms and conditions of this Application, has appointed a chief compliance officer and is otherwise in compliance with the terms and conditions of this Application.

III.	APPLICANT'S CONDITIONS

The Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.        Each proposed transaction otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 to which a Partnership is a party (the "Section 17 Transactions") will be effected only if the General Partner determines that:
(a)        the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Partnership and the Partners and do not involve overreaching of such Partnership or its Partners on the part of any person concerned; and

(b)        the Section 17 Transaction is consistent with the interests of the Partnership and the Partners, such Partnership's organizational documents and such Partnership's reports to its Partners.
In addition, the General Partner will record and preserve a description of all Section 17 Transactions, the General Partner's findings, the information or materials upon which the General Partner's findings are based and the basis for such findings.  All such records will be maintained for the life of the Partnership and at least six years thereafter, and will be subject to examination by the Commission and its staff.  Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.
2.        The General Partner will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Partnership, or any affiliated person of such a person, promoter or principal underwriter.
3.        The General Partner will not cause the funds of any Partnership to be invested in any investment in which a "Co-Investor" (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Partnership and a Co-Investor are participants, unless prior to such investment any such Co-Investor agrees, prior to disposing of all or part of its investment, to: (a) give the General Partner sufficient, but not less than one day's, notice of its intent to dispose of its investment; and (b) refrain from disposing of its investment unless the Partnership has the opportunity to dispose of the Partnership's investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the Co-Investor. The term "Co-Investor" with respect to any Partnership means any person who is: (a) an "affiliated person" (as defined in Section 2(a)(3) of the 1940 Act) of the Partnership (other than a BlackRock Third Party Fund); (b) the BlackRock Group (except when a BlackRock Group entity co-invests with a Partnership and a BlackRock Third Party Fund pursuant to a contractual obligation to the BlackRock Third Party Fund); (c) an officer or director of a BlackRock Group entity; (d) an entity (other than a BlackRock Third Party Fund) in which the BlackRock Group acts as a general partner or has a similar capacity to control the sale or other disposition of the entity's securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "parent") of which the Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of its parent; (b) to immediate family members of the Co-Investor, including step or adoptive relationships, or a trust or other investment vehicle established for any Co-Investor or any such family member; or (c) when the investment is comprised of securities that are (i) listed on a national securities exchange registered under Section 6 of the 1934 Act; (ii) NMS stocks, pursuant to Section 11A(a)(2) of the

1934 Act and rule 600(b) of Regulation NMS thereunder; (iii) government securities as defined in Section 2(a)(16) of the 1940 Act; (iv) "Eligible Securities" as defined in rule 2a-7 under the 1940 Act, or (v) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.
4.        Each Partnership and its General Partner will maintain and preserve, for the life of such Partnership and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Limited Partners in such Partnership, and each annual report of such Partnership required to be sent to such Limited Partners, and agree that all such records will be subject to examination by the Commission and its staff.  Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.
5.        Within 120 days after the end of the fiscal year of the Partnership or as soon as practicable thereafter or, in the case of a Partnership that is a fund of funds,21 within 180 days after the end of the fiscal year of the Partnership, the General Partner of each Partnership will send to each Limited Partner in such Partnership who had an interest in any capital account of the Partnership, at any
__________________________
21 A fund of funds is a pooled investment vehicle that invests 10 percent or more of its total assets in other pooled investment vehicles that are not, and are not advised by, a related person (as defined in Form ADV) of the pool, its general partner, or its adviser.

time during the fiscal year then ended, Partnership financial statements audited by the Partnership's independent accountants, except in the case of a Partnership formed to make a single Portfolio Investment.  In such cases, financial statements will be unaudited, but each Limited Partner will receive financial statements of the single Portfolio Investment audited by such entity's independent accountants.  At the end of each fiscal year and at other times as necessary in accordance with customary practice, the General Partner will make a valuation or have a valuation made of all of the assets of the Partnership as of the fiscal year end.  In addition, as soon as practicable after the end of each tax year of a Partnership, the General Partner of such Partnership will send a report to each person who was a Limited Partner in such Partnership at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Limited Partner of his, her or its U.S. federal and state income tax returns and a report of the investment activities of the Partnership during that fiscal year.
6.        If a Partnership makes purchases or sales from or to an entity affiliated with the Partnership by reason of an officer, director or employee of the BlackRock Group (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Partnership's determination of whether or not to effect the purchase or sale.

IV.	CONCLUSION

The above exemptions are being requested because they are considered necessary or relevant to the operations of the Partnership as an investment program uniquely adapted to the needs of employees of the BlackRock Group.  The exemptions requested are necessary to create an attractive investment program for Eligible Employees and to enable the investment activities of the Partnership to maintain the community of interest among all Limited Partners.  It is respectfully submitted that the protections provided in the sections of the 1940 Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the 1940 Act in view of the substantial community of interest among all the parties and the fact that each Partnership is or will be an "employees' securities company" as defined in Section 2(a)(13) of the 1940 Act.

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, the undersigned declares that the Application is signed on its behalf by an authorized officer of BlackRock, Inc. ("BlackRock"), pursuant to its By-Laws authorizing such an officer of BlackRock to execute and deliver any instrument in the name of and on behalf of BlackRock, subject to the control and direction of BlackRock's Board of Directors.

BLACKROCK, INC.

By:	/s/ Dan Ronnen
	Name:	Dan Ronnen
	Title:	Managing Director

Dated: November 18, 2014

New York, New York

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, the undersigned declares that the Application is signed on its behalf by an authorized officer of BlackRock Capital Management, Inc., the sole member of the general partner of  BlackRock Energy Opportunity (Employees) Fund, L.P. ("BlackRock Energy Fund"), pursuant to its Amended and Restated Limited Partnership Agreement authorizing the general partner of BlackRock Energy Fund to execute and deliver any instrument in the name of and on behalf of BlackRock Energy Fund.

BLACKROCK ENERGY OPPORTUNITY (EMPLOYEES) FUND, L.P.

By:	BlackRock Energy Opportunity Fund GP, LLC,
its general partner

By:	BlackRock Capital Management, Inc.
its sole member

By:	/s/ Dan Ronnen
	Name:	Dan Ronnen
	Title:	Managing Director

Dated: November 18, 2014

New York, New York

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, the undersigned declares that the Application is signed on its behalf by an authorized officer of BlackRock Capital Management, Inc, the sole member of BlackRock Energy Opportunity Fund GP, LLC ("BlackRock Energy Fund GP"), pursuant to its Amended and Restated Limited Liability Company Agreement authorizing such an officer to execute and deliver any instrument in the name of and on behalf of BlackRock Energy Fund GP.

BLACKROCK ENERGY OPPORTUNITY FUND GP, LLC

By:	BlackRock Capital Management, Inc.
its sole member

By:	/s/ Dan Ronnen
	Name:	Dan Ronnen
	Title:	Managing Director

Dated: November 18, 2014

New York, New York

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, the undersigned declares that the Application is signed on its behalf by an authorized officer of Portfolio Administration & Management Ltd., the general partner of the member manager of the general partner of Vesey Street Employee Fund IV, L.P. ("Vesey Street Fund"), pursuant to its Amended and Restated Limited Partnership Agreement authorizing the general partner of Vesey Street Fund to execute and deliver any instrument in the name of and on behalf of Vesey Street Fund.

VESEY STREET EMPLOYEE FUND IV, L.P.

By:	BlackRock DivPEP IV, LLC,
its general partner

By:	BlackRock Private Equity IV,
its member manager

By:	Portfolio Administration & Management Ltd.,
its general partner

By:	/s/ Dan Ronnen
	Name:	Dan Ronnen
	Title:	Managing Director

Dated: November 18, 2014

New York, New York

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, the undersigned declares that the Application is signed on its behalf by an authorized officer of Portfolio Administration & Management Ltd., the general partner of the member manager of BlackRock DivPEP IV, LLC ("DivPEP IV"), pursuant to its Amended and Restated Limited Liability Company Agreement authorizing the member manager of DivPEP IV to execute and deliver any instrument in the name of and on behalf of DivPEP IV.

BLACKROCK DIVPEP IV, LLC

By:	BlackRock Private Equity IV,
its member manager

By:	Portfolio Administration & Management Ltd.,
its general partner

By:	/s/ Dan Ronnen
	Name:	Dan Ronnen
	Title:	Managing Director

Dated: November 18, 2014

New York, New York

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, the undersigned declares that the Application is signed on its behalf by an authorized officer of BlackRock Capital Management, Inc. ("BCM"), pursuant to its By-Laws authorizing such an officer of BCM to execute and deliver any instrument in the name of and on behalf of BCM, subject to the control and direction of BCM's Board of Directors.

BLACKROCK CAPITAL MANAGEMENT, INC.

By:	/s/ Dan Ronnen
	Name:	Dan Ronnen
	Title:	Managing Director

Dated: November 18, 2014

New York, New York

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, the undersigned declares that the Application is signed on its behalf by an authorized officer of BlackRock Investment Management, LLC. ("BIM"), pursuant to its Limited Liability Company Agreement authorizing such an officer of BIM to execute and deliver any instrument in the name of and on behalf of BIM.

BLACKROCK INVESTMENT MANAGEMENT, LLC

By:	/s/ Dan Ronnen
	Name:	Dan Ronnen
	Title:	Managing Director

Dated: November 18, 2014

New York, New York

The undersigned states that s/he has duly executed the attached Amendment No. 6 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for and on behalf of BLACKROCK, INC., that s/he is an authorized officer of BlackRock, Inc.; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Dan Ronnen
Name:	Dan Ronnen
Title:	Managing Director

The undersigned states that s/he has duly executed the attached Amendment No. 6 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for and on behalf of BLACKROCK ENERGY OPPORTUNITY (EMPLOYEES) FUND, L.P., that s/he is an authorized officer of the sole member of the general partner of BlackRock Energy Opportunity (Employees) Fund, L.P.; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Dan Ronnen
Name:	Dan Ronnen
Title:	Managing Director

The undersigned states that s/he has duly executed the attached Amendment No. 6 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for and on behalf of BLACKROCK ENERGY OPPORTUNITY FUND GP, LLC, that s/he is an authorized officer of the sole member of BlackRock Energy Opportunity Fund GP, LLC; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Dan Ronnen
Name:	Dan Ronnen
Title:	Managing Director

The undersigned states that s/he has duly executed the attached Amendment No. 6 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for and on behalf of VESEY STREET EMPLOYEE FUND IV, L.P., that s/he is an authorized officer of the general partner to the managing member of the general partner of Vesey Street Employee Fund IV, L.P.; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Dan Ronnen
Name:	Dan Ronnen
Title:	Managing Director

The undersigned states that s/he has duly executed the attached Amendment No. 6 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for and on behalf of BLACKROCK DIVPEP IV, LLC, that s/he is an authorized officer of the general partner of the managing member of BlackRock DivPEP IV, LLC; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Dan Ronnen
Name:	Dan Ronnen
Title:	Managing Director

The undersigned states that s/he has duly executed the attached Amendment No. 6 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for and on behalf of BLACKROCK CAPITAL MANAGEMENT, INC., that s/he is an authorized officer of BlackRock Capital Management, Inc.; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Dan Ronnen
Name:	Dan Ronnen
Title:	Managing Director

The undersigned states that s/he has duly executed the attached Amendment No. 6 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, for and on behalf of BLACKROCK INVESTMENT MANAGEMENT, LLC, that s/he is an authorized officer of BlackRock Investment Management, LLC; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Dan Ronnen
Name:	Dan Ronnen
Title:	Managing Director